Exhibit 99.1

VINCI PARTNERS AND COMPASS ANNOUNCE BUSINESS COMBINATION, CREATING THE GATEWAY TO ALTERNATIVE ASSET MANAGEMENT IN LATIN AMERICA

▪	Combined platform will have more than US$50 billion in assets under management[1];
▪	Vinci to expand its geographical footprint across eight countries, establishing a leading pan-regional platform;
▪	Vinci to solidify its position as the gateway to alternative asset management in Latin America, becoming a full-service platform with local-to-local, local-to-global, global-to-local and global-to-regional investment opportunities;
▪	Transaction is expected to be immediately accretive to FRE per Share.

RIO DE JANEIRO, March 07, 2024 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners,” “Vinci,” "we," "us," or "our"), a leading alternative investment platform based in Brazil, announced today an agreement (the “Transaction”) for a combination with Compass. Once closed, the Transaction will create a full-service Latin American alternative asset manager with more than US$50 billion in assets under management1 (“AUM”), across private markets, investment products and solutions (“IP&S”), public equities and corporate advisory segments.

Founded in 1995, Compass is a leading independent asset manager and investment advisory firm in Latin America (“LatAm”), currently present in seven countries in LatAm, the U.S. and U.K.2, with outstanding reputation and 20 executive partners with a track record of consistently strong performance.

Compass has developed a leading and differentiated platform in LatAm, with US$37 billion in assets under management and advisory, distributed across two main business lines:

(i)	IP&S, as pioneers in providing investment solutions across traditional and global alternative assets, to institutional investors, family offices, intermediaries and HNWI in Latin America. Compass has built a distinguished ecosystem of proprietary relationships over the last 28 years, providing access to world-class managers and global brokerage services, as well as discretionary global investment solutions and asset allocation to Latin American investors;

(ii)	Asset Management Latam: More than 25-year history of managing a wide range of funds and investment strategies focused exclusively on Latin America, through: a) Credit, by managing funds and portfolios across the full spectrum of risk, from investment grade to private credit, including LatAm high-yield strategies, and b) Public Equities, by managing pan-LatAm and country-specific equity funds and mandates for Latin American and global clients.

“This combination with Compass marks the most significant step so far in our long-term strategic growth plan presented at our Investor Day, allowing us to expand our footprint into Latin America, one of the most attractive markets for alternatives,” said Alessandro Horta, Chief Executive Officer of Vinci Partners.

“Together, we will become a true pan-regional platform, and create a leading player in Latin America, expanding our geographic footprint and strengthening our combined business through complementary products, broader geographic coverage and more diversified revenue and funding bases. We believe this transaction consolidates Vinci’s position as the gateway to alternative investments in Latin America, as

1 Includes assets under management and advisory as of December 2023.

2 Commercial presence in the United Kingdom.

investors gain unparalleled access to the full-suite of alternative investments across the region, and we will be able to meet our stakeholders’ investment needs on a local-to-local, global-to-local, local-to-global and global-to-regional basis.”

“We are thrilled to partner with a leader in alternative investments in Brazil and are excited about the future opportunities for our combined platform alongside Vinci,” said Jaime Martí, partner and Chief Executive Officer of Compass.

“Over the last 28 years, we have built a strong reputation through our extensive distribution network and track record in Latin America. Combining with Vinci is the perfect complementary move, as we gain access to a leading and diverse set of alternative investment opportunities in Brazil. Our shared vision includes offering the best Latin American investment solutions to global investors and providing global solutions to Latin American investors. There is a significant opportunity to grow in LatAm, and the combination with Vinci will allow us to develop new regional products leveraging on their extensive capabilities as well as expand our product base into Brazil through Vinci´s distribution relationships.”

Strategic Rationale

▪	Combination of businesses creates a leading platform in Latin America, with more than US$50 billion in assets under management;

▪	Transaction is fully aligned with Vinci’s strategic growth plan to expand its geographic footprint into a true pan-regional platform;

▪	Vinci will be able to enhance the distribution reach of its investment strategies across Latin America through Compass‘ unmatched platform, and Compass will be able to provide access to world-class managers and offer global and regional solutions to Vinci´s broad client base in Brazil;

▪	Mindset and cultural alignment between partners from both companies, catalyzing superior execution;

▪	Transaction is immediately accretive to Vinci´s Fee Related Earnings (“FRE”) per share, with short and medium-term additional accretion from revenue and productivity enhancement synergies to be unlocked with the integration of both platforms.

Transaction Overview

The Transaction will have a total upfront consideration of 11,783,384 shares of VINP Class A common stock, and a cash consideration of US$31.3 million, in the form of VINP Class C redeemable common stock.

Under the agreement, Compass partners are entitled to an earn-out of up to an additional 7.5% stake in the combined entity, subject to the achievement of pre-determined metrics, to be paid in VINP Class A common stock until 2028.

Upon Transaction closing, Manuel Balbontín, partner, founder and Chairman of Compass, and Jaime de la Barra, partner, founder and Vice Chairman of Compass, will join Vinci´s Board of Directors.

Compass executives and senior management will continue in their current roles and remain fully committed to the combined business, with a long-term plan aligned with the plan that is currently in place for Vinci´s executive partners.

The Transaction is expected to close in the third quarter of 2024, subject to regulatory approvals and other customary closing conditions.

Goldman Sachs & Co. LLC acted as financial advisor to Vinci, with Simpson Thacher & Bartlett LLP as transaction legal counsel and Carey Abogados as Latin American legal counsel. Morgan Stanley & Co. LLC acted as financial advisor to Compass, with Skadden, Arps Slate, Meagher & Flom LLP as transaction legal counsel.

Conference Call and Webcast Information

Vinci Partners will host a conference call on Friday, March 8, 2024 at 8:00 am (Eastern Time) to discuss the Transaction. A detailed presentation of the Transaction will be posted to Vinci’s IR website and on the SEC website at www.sec.gov in advance of the conference call.

To access the webcast and presentation please visit the Events & Presentations’ section of the Company's website at: www.ir.vincipartners.com/news-and-events/events-and-presentations. For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To access the conference call through dial in, please register at Dial in Registration [https://mzgroup.zoom.us/webinar/register/WN_E6WRNvdsT-eFnl9PLRryNA] to obtain the conference number and access code.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, private credit, infrastructure, hedge funds, special situations, investment products and solutions, and retirement services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a corporate advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

About Compass

Compass is a leading independent asset management firm in Latin America, providing investment advisory to institutional investors, intermediaries, family offices, and high-net worth individuals. Founded in New York in 1995, the firm has over 25 years of experience and a team of more than 300 professionals currently present in seven countries in Latin America, the U.S. and UK2. Compass has more than US$37 billion in assets under management and advisory and maintains strategic relationships with world renowned asset managers.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook”, “indicator”, “continue”, “may”, “will”, “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “seek”, “predict”, “estimate”, “approximate”, and “potential,” among others, or the negative version of these words or other comparable words. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. In particular, there can be no assurance that we will be able to effectively integrate Compass and achieve the synergies that are currently expected. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward-looking statements, whether as a result of new information, future developments or otherwise, and if we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC, as such factors may be updated from time to time in our periodic filings with the SEC. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. There can be no assurance that the proposed transactions described in this press release, which are subject to certain closing conditions, will be completed, nor can there be any assurance, if the transactions are completed, that any potential benefits of the transactions will be realized. The description of the transactions contained herein is only a summary and does not purport to be complete.

USA Media Contact

Tim Ragones / Erik Carlson

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240